May 16, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Division of Corporation Finance, Office of Mergers and Acquisitions

Mail Stop 3628

Attention: Alexandra M. Ledbetter, Attorney-Advisor

Re:	Donegal Group Inc. (“Donegal”)

Schedule TO-T/A filed by Gregory Mark Shepard

Filed April 22, 2013

File No. 005-39100

Dear Ms. Ledbetter,

We acknowledge receipt of your additional comment letter dated May 2, 2013 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with our client, Gregory M. Shepard (“Mr. Shepard” or “Offeror” or the “Filing Person”), who is the filing person with respect to the above-referenced matter, and we provide the following response on his behalf. Capitalized terms used herein and not separately defined shall have the meanings assigned to them in the Offer to Purchase for the above-referenced matter (the “Offer to Purchase”). Our responses are numbered to correspond to your comments, which are reproduced below in italics.

Offer to Purchase

General

1.	We understand from telephone conversations with the bidder’s counsel that the bidder considered sending tender offer materials for informational purposes to holders of Donegal’s Class A common stock but determined not to do so. Please confirm this in the next response letter.

Mr. Shepard confirms that he considered sending tender offer materials for informational purposes to holders of Donegal’s Class A common stock but determined not to do so. Answering further, Mr. Shepard considered this action based on a tender offer commenced February 8, 2013, for shares of Class B-2 and B-3 common stock of Healthcare Trust of America, Inc., in which the tender offer materials were also disseminated to holders of shares of the subject company’s Class A common stock, even though the tender offer was not for such Class A shares.

Securities and Exchange Commission

May 16, 2013

2.	We note the response to comment 1 in our letter dated April 2, 2013. Please revise the disclosure to clarify that, with respect to the Nationwide-Allied and State Auto-Meridian transactions, the bidder used the closing price of the target’s stock on the business day immediately preceding the announcement of the acquirer’s tender offer for purposes of comparison. In other words, disclose more specifically how the bidder has calculated the premiums paid in these examples.

In Amendment No. 6 to his Schedule TO filed on the date of this letter, Mr. Shepard has revised the second sentence of the answer to the question “WHY IS OFFEROR MAKING THIS OFFER?” in the section titled “Summary Term Sheet” on page i of the Offer to Purchase to state as follows:

“Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over the closing price per share on the trading day immediately preceding the announcement of the offer), State Auto-Meridian (135% premium over the closing price per share on the trading day immediately preceding the announcement of American Union’s tender offer (State Auto outbid American Union)), and the recently completed Nationwide-Harleysville (137% premium over the closing price per share on the fifth trading day preceding the announcement of the offer; that day was used for comparison purposes because Harleysville’s stock price behaved aberrantly in the four trading days immediately preceding the announcement of the offer).”

Source and Amount of Funds, page 17

3.	We note the disclosure on page iii that the bidder “is able” to finance the purchase with his existing cash, cash equivalents and liquid securities. We further note the disclosure that no part of the Class A shares or Class B shares currently held by the bidder is pledged as collateral for any loan and that the bidder has no agreement to pledge any such shares or shares acquired pursuant to this offer as collateral for any loan. Please revise the disclosure in this section to clarify, if true, that the bidder will finance the purchase using his existing cash, cash equivalents and liquid securities. See Item 1007(a) of Regulation M-A, which requires disclosure of the specific sources of funds or other consideration “to be used” in the transaction, and Item 1007(d), which applies if all or any part of the funds or other consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of the transaction.

In Amendment No. 6 to his Schedule TO filed on the date of this letter, Mr. Shepard has added the following as a separate paragraph at the end of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase:

“Offeror holds, in addition to his shares of the Company, shares of a New York Stock Exchange-listed publicly traded company with an aggregate value of over $36 million as of the close of business on May 15, 2013.

Securities and Exchange Commission

May 16, 2013

The average daily trading volume for this stock is over 2 million shares, according Yahoo Finance as of May 15, 2013. Accordingly, there is a ready market for Offeror to liquidate his holdings of this security in order to have the funds required to purchase the Class B Shares pursuant to the Offer.”

4.	We note the response to comment 8 in our letter dated April 2, 2013. We continue to believe that the bidder’s financial information is material. In this regard, we note that although the bidder’s 22.7% stake upon completion of the purchase, assuming a fully subscribed offer, would be smaller than Donegal Mutual’s 65.9% stake, the bidder’s increased stake still could be significant enough to influence Donegal’s management and affairs or a third party’s decision to acquire Donegal. In addition, the value of the bidder’s investment in Donegal relative to his net worth could indicate the urgency of his intention for the company to be combined with another mutual insurer. The bidder advocated such a business combination on pages i and 1 of the Offer to Purchase and in the March 20 press release, reproduced on pages 24-26 of the Offer to Purchase. In 2011 and 2012, the bidder submitted shareholder proposals requesting that the board immediately engage the services of an investment banking firm to evaluate alternatives to enhance shareholder value including, but not limited to, a merger or outright sale of the company. Information as to the value of this investment relative to the bidder’s net worth could indicate the type and timing of his future activities in terms of advancing his stated goal of enhancing shareholder value via a merger or sale. For all of these reasons, please disclose the information specified in Instruction 4 to Item 10 of Schedule TO.

For the reasons set forth in Item 8 of our letter on behalf of Mr. Shepard dated April 22, 2013, Mr. Shepard respectfully continues to disagree with the contention that his financial information is material to investors’ decisions whether to tender their Class B Shares in the Offer.

Nevertheless, in Amendment No. 6 to his Schedule TO filed on the date of this letter, Mr. Shepard has added the following as a separate paragraph at the end of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase:

“Offeror’s net worth is $100 million to $120 million. The amount of Offeror’s illiquid assets is $20 million to $32 million.”

Securities and Exchange Commission

May 16, 2013

Conditions of the Offer, page 27

5.	We note the response to comment 9 in our letter dated April 2, 2013, and the related revised disclosure. While the disclosure includes a reasonable judgment standard, it is still unclear how a holder can assess whether or not the conditions described in clauses (v) and (xiii) of condition (e) have been satisfied even with such a standard. What is a “significant” adverse change in the market price of Class A Shares or Class B Shares or in the securities or financial markets of the United States? What are “burdensome” debt covenants?

In Amendment No. 6 to his Schedule TO filed on the date of this letter, Mr. Shepard has deleted clauses (v) and (xiii) of condition (e) in Section 14 – Conditions of the Offer on pages 28 and 29 of the Offer to Purchase. As a result, this issue has been rendered moot.

Nevertheless, Mr. Shepard respectfully disagrees with the Staff’s position here, and he submits that the language at issue is standard, as the examples below illustrate. Mr. Shepard also contends that qualifying the words “significant” and “burdensome” by a reasonable judgment standard renders such words not arbitrary or subjective.

For example, the Offer to Purchase shares of Ramtron International Corp. filed by Cypress Semiconductor Corp. on June 21, 2012, contains an offer condition that Ramtron or any of its subsidiaries has not incurred “any debt containing, in the reasonable judgment of Purchaser, burdensome covenants….” Our review of the comment letters on this filing did not find any objection to the offer condition relating to burdensome debt covenants.

In addition, the Offer to Purchase shares of Crescent Financial Corp. and Crescent Financial Bancshares filed by Piedmont Community Bank Holdings on November 8, 2011, contains a condition “that the Required Approvals not contain any Burdensome Condition,” which is defined “as a material restraint, condition, change, requirement, law, regulation, policy, interpretation or guidance that is adverse in any material respect to us, any of our affiliates, or any equity holder of such affiliates, in that such restraint, condition, change, requirement, law, regulation, policy, interpretation or guidance substantially reduces the benefit or increases the burden of the transactions contemplated by the Investment Agreement, as solely determined by us in our reasonable and good faith judgment.” Our review of the comment letters on this filing did not find any objection to the offer condition relating to the “Burdensome Condition.”

Furthermore, the Offer to Purchase shares of Acorn International, Inc. filed by Bireme Limited on June 3, 2011, contains a condition that no governmental action “seeks to impose any condition to the Offer that is materially burdensome to Bireme….” Our review of the comment letters on this filing did not find any objection to this offer condition.

Securities and Exchange Commission

May 16, 2013

With respect to conditions that there may not be any “significant adverse change,” the Offer to Exchange depositary trust receipts of Pharmaceuticals Holdrs Trust filed by Market Vectors ETF Trust on September 30, 2011, contains a condition that there may not be “any significant adverse change in the U.S. or other major securities or financial markets….” Our review of the comment letters on this filing did not find any objection to this offer condition.

Similarly, the Offer to Purchase shares of OpenTV Corp. filed by Kudelski Interactive Cayman, Ltd. on October 5, 2009, contains a condition that no governmental action has occurred “that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to us or any of our subsidiaries or affiliates….” Our review of the comment letter on this filing did not find any objection to this offer condition.

6.	We note your response to comment 10 in our letter dated April 2, 2013. While we do not necessarily agree with your characterization of the April 15 phone call regarding the Staff taking a position on the substance of your arguments in the response letter, we have no further comment in light of the bidder’s waiver of the Board Condition and the condition restricting future grants of Class A options.

7.	We note the revised disclosure regarding the status of certain regulatory approvals. For each regulatory approval that is the subject of the Hart-Scott-Rodino Condition, the FRB Condition and the Insurance Regulatory Approval Condition, please disclose the minimum amount of time it could take for the bidder to secure the approval.

Mr. Shepard has been requesting hearing dates from state insurance departments. For instance, he asked the Pennsylvania Insurance Department to hold a public hearing on his “Form A” application on May 9 or 10, 2013. However, the relevant state insurance departments are moving at their own pace in the regulatory approval process.

Having said this, Mr. Shepard notes that in Amendment No. 4 to his Schedule TO filed on April 22, 2013, the following was added as a separate paragraph immediately after the paragraph beginning with the heading “The Hart-Scott-Rodino Condition” on page 2 of the Offer to Purchase:

“Offeror has not yet filed the Hart-Scott-Rodino notification and report form or paid the $45,000 filing fee, but Offeror expects to do so at the appropriate time in the regulatory approval process. Because the Offer is a cash tender offer, the Hart-Scott-Rodino waiting period is 15 days, unless earlier terminated. Because Offeror is an individual with no insurance operations, Offeror does not expect any anticompetitive effects to result from his acquisition of additional Class B Shares pursuant to the Offer.”

Securities and Exchange Commission

May 16, 2013

In Amendment No. 6 to his Schedule TO filed on the date of this letter, Mr. Shepard has replaced the third sentence of the third paragraph of the subsection titled “The FRB Condition” on page 2 of the Offer to Purchase with the following:

“Offeror has submitted the required notice to the Federal Reserve Bank of Philadelphia, which stated in a letter dated May 6, 2013, that it anticipates that it will act upon such notice by June 28, 2013.”

In Amendment No. 6 to his Schedule TO filed on the date of this letter, Mr. Shepard has added the following after the second sentence of the last paragraph in the subsection titled “The Insurance Regulatory Approval Condition” on page 3 of the Offer to Purchase:

“Offeror has requested hearing dates from the relevant state insurance departments. Offeror now anticipates that July 31, 2013, is the earliest date that the Insurance Regulatory Approval Condition could be satisfied.”

8.	We note the response to comment 11 in our letter dated April 2, 2013, and we re-issue the comment in part. Please revise the disclosure to state that all conditions to the offer, other than those which are dependent upon the receipt of regulatory approval, will be satisfied or waived at or before the expiration of the offering period, including any extensions. Specifically, the No Dilution Condition, the No Litigation Condition and the general conditions set forth in Section 14 of the Offer to Purchase must each be satisfied or waived at or before the expiration of the offering period, including any extensions.

In Amendment No. 6 to his Schedule TO filed on the date of this letter, Mr. Shepard has replaced the first sentence of the last paragraph of Section 14 – “Conditions of the Offer” on page 30 of the Offer to Purchase with the following:

“The foregoing conditions are for the sole benefit of Offeror and may be asserted by Offeror in his reasonable discretion, regardless of the circumstances (including, for example, any action or omission by the Company, but excluding any action or omission by Offeror) giving rise to any such conditions or may be waived by Offeror in his reasonable discretion in whole or in part at any time and from time to time, provided that the No Dilution Condition, the No Litigation Condition and the general conditions set forth in this Section 14 – “Conditions of the Offer” must be satisfied or waived at or before the expiration of the offering period, including any extensions.”

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Securities and Exchange Commission

May 16, 2013

Please contact the undersigned with any further comments or questions that you may have.

Sincerely,

/s/ J. Victor Peterson

J. Victor Peterson

LATHROP & GAGE LLP